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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1


                      APPLICATION UNDER SECTION 3(a)(1) OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                       Southern California Water Company
                          630 East Foothill Boulevard
                          San Dimas, California 91773



                               Agent for service:

                              McClellan Harris III
                       Southern California Water Company
                          630 East Foothill Boulevard
                          San Dimas, California 91773
                                 (909) 394-3600



                                   Copies to:

                                 C. James Levin
                               Terrence R. Allen
                             O'Melveny & Myers LLP
                             400 South Hope Street
                         Los Angeles, California 90071
                                 (213) 669-6000

                               Margaret A. Moore
                              Cynthia L. Ingersoll
                             Van Ness Feldman, P.C.
                       1050 Thomas Jefferson Street, N.W.
                             Washington, D.C. 20007
                                 (202) 298-1800
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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

I.       INTRODUCTION

         Southern California Water Company, a California corporation ("SCWC" or the "Company"), is a State-regulated public utility company principally engaged in providing water service to consumers in 10 California counties. The Company also operates a small electric utility distribution business serving consumers in San Bernardino County, California.

         SCWC is planning to reorganize into a holding company structure, in order to facilitate its plans for future growth while protecting the interests of its ratepayers. So as to permit the new holding company ("NEWCO")(1) to own SCWC's small electric business through a subsidiary company, SCWC is seeking an order from the Securities and Exchange Commission ("Commission") granting an exemption to NEWCO under section 3(a)(1) of the Public Utility Holding Company Act of 1935 ("PUHCA" or the "Act"), 15 U.S.C. Section 79c(a)(1) (1994). As demonstrated below, NEWCO will meet the formal criteria for an exemption under section 3(a)(1) of the Act, and the requested exemption will not be detrimental to the public interest or the interest of investors or consumers.

II.      BACKGROUND

         A.      Description of SCWC

         SCWC was organized in 1929 as American States Water Service Company of California for the purpose of consolidating the ownership of 20 small California water utility companies. In the ensuing years, the Company has acquired other California water utility companies and a small electric utility distribution system. Today, SCWC provides water service to approximately 241,000 consumers in 75 California communities and electric service to approximately 20,500 consumers in one California community. In 1996, SCWC derived more than 92% of its revenues (about $139.9 million) from water sales and less than 8% (about $11.5 million) from electric sales. Approximately 7% of the Company's assets are devoted to its electric business. As described below, the Company is regulated as a public utility in California.

         SCWC has one subsidiary, California Cities Water Company, a California corporation, which engages in certain unregulated businesses that, in the aggregate, generated a nominal amount of revenues during the 1996 fiscal year. SCWC is a registered company under the Securities Exchange Act of 1934 (the

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         (1)     NEWCO has not yet been incorporated.  SCWC will inform the
Commission of NEWCO's corporate name in its Rule 24 certificate.





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"1934 Act").  The Company is listed on the New York Stock Exchange under the trading symbol "SCW".

         B.       Bear Valley Electric System

         In 1935, SCWC acquired the Bear Valley Utility Company, a combined water and electric company. The acquired company's water operations were terminated in 1989; its electric power business is now operated as SCWC's Bear Valley Electric District ("Bear Valley"). Bear Valley serves a ski resort community surrounding Big Bear Lake in San Bernardino County. Most of its consumers are residential users, approximately two-thirds of whom are weekend or seasonal customers who reside in the Los Angeles and Orange County areas. Bear Valley is operated with about 31 employees.

         Bear Valley has no generating capacity; SCWC purchases all of its energy and capacity. The Company purchases Bear Valley's capacity primarily from Southern California Edison Company ("Edison"), and its energy from various suppliers through the services of ENOVA Energy Management Inc. SCWC owns and operates 28.7 miles of overhead 34.5 kV transmission lines, 0.6 miles of underground 34.5 kV transmission, 172.4 pole miles and 38.6 underground cable miles of 4.16 kV and 2.4 kV distribution lines, and 15 substations with a combined capacity of approximately 60,754 KVA. Bulk power is delivered to the Bear Valley distribution system through two radial transmission lines owned by Edison. The Bear Valley distribution system is not interconnected with any other transmission facilities.

         C.      Overview of State Regulation of SCWC

         The California Public Utilities Commission ("CPUC") regulates, on a comprehensive cost-of-service basis, both the water and the electric distribution business of SCWC. For rate-making purposes, the Company's service areas are grouped into 16 water districts and one electric district. In addition to regulating SCWC's rates, accounting practices, purchases and dispositions of utility properties, and extensions of service, the CPUC has authority over SCWC's securities issuances and other aspects of its business. In particular, the CPUC has the authority to review and approve or disapprove any corporate reorganization proposed by SCWC. Currently, SCWC's utility business is confined exclusively to California.

         D.      Purpose of the Reorganization

         SCWC is exploring opportunities to expand. These opportunities include participation in a variety of unregulated businesses that are related to its current activities as a regulated water utility ("Water Related Businesses"). These





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businesses will take advantage of the knowledge and skill that SCWC's employees have developed operating the Company's water systems. In particular, SCWC is interested in operating and maintaining municipal water systems as a contract operator. The Company is also interested in pursuing opportunities in the planning and construction of new water systems, the rebuilding or rehabilitation of old water systems, and the provision of water treatment, wastewater collection, and wastewater treatment services in California or elsewhere. All of these Water Related Businesses will be functionally related to SCWC's present California water utility operations, in that each of these endeavors will take advantage of the expertise SCWC has developed in designing, constructing, renovating, operating, managing, and maintaining water utility systems.(2) SCWC also anticipates that it may seek to acquire or lease regulated water utility businesses outside of California ("Other Regulated
Water Utilities").

         The Company believes that it will be in the best interests of its California ratepayers for NEWCO to operate the California utility, the Water Related Businesses, and the Other Regulated Water Utilities through separate corporate entities. The Company's preferred approach to accomplishing this objective is to reorganize the Company into a holding company structure consisting of NEWCO and two or more wholly-owned subsidiaries. One subsidiary ("Regulated Sub") will engage exclusively in regulated utility businesses in California, while one or more other subsidiaries will engage only in Water Related Businesses. One or more subsidiaries also may be formed to acquire and operate Other Regulated Water Utilities. The Company intends that NEWCO's business activities will be confined within these parameters.

III.     LEGAL ANALYSIS

         A.      Pertinent Statutory Definitions

         Section 2(a)(7) of the Act defines a public-utility holding company as "any company which directly or indirectly owns, controls, or holds with power to vote, 10 per centum or more of the outstanding voting securities of a public-utility company," including an electric utility company. An "electric utility company" is defined in section 2(a)(3) as any company that owns or operates facilities used for, among other things, the distribution of electric energy for sale. Because Regulated Sub will have electric distribution facilities (albeit small in magnitude relative to its

----------------------------------

         (2) NEWCO's Water Related Businesses will be similar to the technological, operational, and management businesses in which registered holding companies are permitted to engage. See, e.g., American Electric Power Company, SEC PUHCA Release No. 22468, 1982 SEC LEXIS 1831 (1982); The Southern Company, SEC Release No. 22132, 1981 SEC LEXIS 1078 (1981). See also Rule 58(b)(1)(vii), 62 Fed. Reg. 7900 (Feb. 20, 1997).





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water utility facilities), it will be an electric utility company.(3)  As the owner of all of Regulated Sub's voting securities, NEWCO will be a public-utility holding company.

         B.      Applicability of Section 3(a)(1) to NEWCO

                 1.       NEWCO Will Meet the Criteria Specified in Section
                          3(a)(1)

         Section 3(a)(1) of the Act authorizes the Commission to grant an exemption to a holding company where:

         such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized . . . .

NEWCO and Regulated Sub will be incorporated in California, and Regulated Sub's utility operations will be confined to California. Thus, NEWCO will, upon consummation of the contemplated reorganization, satisfy all explicitly prescribed requirements for an exemption under section 3(a)(1).

                 2. NEWCO's Exemption Will Pose No Regulatory Concerns for the Commission

         The Company is aware that the Commission has, in rare cases, questioned the qualifications of a diversified holding company for an exemption under section 3(a)(1) or 3(a)(2), in light of the "unless and except" clause of section 3(a).(4)  This clause provides that an exemption permitted under one of the five subparagraphs of section 3 shall be granted "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers . . . ."  Based on this preamble to section 3(a), the Commission has reserved the right to deny an exemption to an otherwise qualified holding company, or to terminate an exemption previously granted under section 3(a)(1) or 3(a)(2), if,

------------------------------

         (3) Regulated Sub's average annual gross sales of electric energy, while only a fraction of its average annual gross water sales, appears to prevent Regulated Sub from qualifying for the exclusion from the definition of "electric utility company" provided by Rule 7(a), 17 C.F.R. Section 250.7(a)
(1996). Regulated Sub's electric sales will be approximately $11.5 million; and Rule 7(a) applies only to companies with sales of $5 million or less.

         (4) See Pacific Lighting Corp., 45 S.E.C. 152 (1973); Lykes Bros. Inc., 46 S.E.C. 1196 (1978).





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as contemplated by section 3(c), the Commission finds that "circumstances which gave rise to the issuance of such order [granting exemption] no longer exist." As discussed below, neither the immediate nor long-range business plans contemplated for NEWCO will be detrimental to the public interest or the interest of investors or consumers.

         In this regard, the Company notes that NEWCO does not represent the kind of holding company whose operations Congress intended to burden when enacting PUHCA. PUHCA was enacted in substantial part because the State governments were perceived to lack sufficient authority to protect American investors and consumers from the abusive practices of complex public-utility holding company systems. Such practices, identified in section 1(b) of the Act, included the issuance of securities based on fictitious or unsound asset values, excessive leveraging, cross-subsidization of affiliates, pyramiding of voting control, and the growth and extension of holding companies bearing no relation to economic management and operation or the integration and coordination of related operating properties. The reorganization contemplated by SCWC does not present the potential for any such practices. SCWC's utility business is closely regulated by the CPUC, which regulation extends to, among other things, the Company's issuances of securities, rate setting, and acquisitions of other utility and nonutility companies. Furthermore, the Company is subject to the disclosure requirements and accounting standards of the Securities Act of 1933 and the 1934 Act.

         Indeed, the regulatory climate in which the Company operates is vastly different today than it was when PUHCA was enacted. The authority of the States to regulate the corporate activities of public-utility holding companies and their affiliates is now viewed much more broadly than at the time PUHCA was enacted. Today, State utility commissions such as the CPUC can effectively shield ratepayers from the consequences of improvident investments by utility holding companies and prevent improper transactions among affiliates.(5)

         NEWCO's corporate structure and its continuing regulation by the CPUC will assure that NEWCO's formation and intended operations will cause no regulatory

---------------------------

         (5) Accordingly, there are a number of legislative initiatives under way to repeal the Act in substantial part and transfer authority to review corporate books and records to the Federal Energy Regulatory Commission and the States. Pending congressional action on these repeal initiatives, the Commission has liberalized its application of the Act. For example, the Commission has allowed registered systems broader latitude to engage in unregulated activities outside of their service territories. See Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and Gas-Related Activities; Exemption of Capital Contributions and Advances to Such Companies, 62 Fed. Reg. 7900 (Feb. 20, 1997).





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abuses that would be of concern to the Commission.  Each of these mitigating factors is discussed in turn below.

                          a.      Separation of Corporate Functions

         In addition to facilitating, from a purely business perspective, the Company's expansion into non-public utility areas, SCWC's proposed reorganization will protect its ratepayers by providing a strict separation of NEWCO's State-regulated utility operations from its other business activities. This structure will facilitate State regulation of NEWCO's utility operations and enhance the CPUC's ability to assure that there is no cross-subsidization of business costs. It will also help to insulate Regulated Sub from the risks of other businesses to be operated under the holding company system. Moreover, as a result of the reorganization, management will be more accountable to shareholders, in that management will have specific responsibilities for each business function.

                          b.      Regulation by the California Commission

         Comprehensive regulation of SCWC, and then of Regulated Sub's relations with NEWCO, by the CPUC should ameliorate any concerns that the Commission may have concerning NEWCO's diversified activities or concerning the ownership of both water and electric utility operations by Regulated Sub. The reorganization will have to be reviewed and approved by the CPUC before it can proceed and, if it is approved, the CPUC will then monitor all of NEWCO's operations on a continuing basis.

         In 1995, the California legislature amended section 854 of the Public Utilities ("PU") Code to make it clear that the formation of a public-utility holding company requires the prior approval of the CPUC. In addition, the legislature set out in section 854 certain findings that the CPUC must make, and certain criteria it must consider, before permitting a merger, acquisition, or reorganization that involves an electric, gas, or telephone utility with gross annual revenues exceeding $500 million.(6) For reorganizations involving smaller utilities such as SCWC, the CPUC imposes two fundamental requirements:
(1) there must be a valid business purpose for the reorganization, and (2) the reorganization and future operations must be conducted "pursuant to conditions that will be adequate to protect the public interest." In re Roseville Telephone Company, 1996 Cal. PUC LEXIS 811 at *10 (1996). Accordingly, as the CPUC has itself observed, "[t]he recent history of utility reorganizations into holding companies has been a history of conditions." In re San Diego Gas & Electric Company, 1995 Cal. PUC LEXIS 931 at *15 (1995).

---------------------------------

         (6) The full text of section 854 is set forth in the attached Exhibit A, along with other pertinent sections of the PU Code.





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         In framing the conditions it imposes upon a reorganization, the CPUC attempts to "strike the balance that will allow easing our oversight of competitive and unregulated enterprises of affiliates while retaining our ability effectively to regulate utility operations." Id. at *16. In so doing, the CPUC is mindful of "the long history of the holding company form of organization leading up to the passage of [PUHCA]." Id. at *10. Consequently, the CPUC has focused heavily on the issue of affiliate transactions, and normally sets pricing standards for such transactions in its orders approving the formation of a holding company.(7) The CPUC also requires that the new holding company give priority to the capital needs of its utility subsidiaries, and that each utility maintain a balanced capital structure.(8)

         The PU Code assures the CPUC access to the books and records of the affiliates of California utilities, as well as to the books and records of the utilities themselves, to the extent necessary to monitor affiliate transactions. Section 314(b) of the PU Code provides that the CPUC may inspect the accounts, books, papers, and documents of any business that is a subsidiary or affiliate of an electric, gas, or telephone utility with respect to any affiliate transaction that "might adversely affect the interests of the ratepayers" of the utility. In addition, section 587 requires electric, gas, and telephone utilities to file annual reports on affiliate transactions; and
section 797 requires the CPUC to audit periodically "all significant transactions" with utility affiliates.(9)

         The CPUC has implemented sections 587 and 797 in part by adopting detailed regulations governing the reporting of affiliate transactions by all electric, gas, and telephone utilities. See In re Reporting Requirements for Electric, Gas, and Telephone Utilities Regarding Their Affiliate Transactions, 48 CPUC2d 163 (1993), 1993 Cal. PUC LEXIS 80 ("Affiliate Transactions Rule").(10) The Affiliate Transactions Rule requires each such utility to file an annual report that describes its organizational structure, its accounting procedures and conventions, all affiliate contracts involving the provision of goods or services valued at more than $5,000, and any internal audits that were conducted. In addition, the report must include

---------------------------------

         (7) In the San Diego order, for example, the CPUC accepted the utility's proposal that all non-tariffed services provided by the new utility subsidiary to any affiliate would be priced at the higher of market or fully loaded costs with a 5% markup. San Diego order at *34-35.

         (8)  See, e.g., San Diego at *25, 72; Roseville at *47-48.

         (9) Full-text copies of sections 314, 587, and 797 are included in Exhibit A hereto.

         (10) A copy of the Affiliate Transactions Rule, as amended in 1993, is reproduced in Exhibit B hereto.





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data in table format on all affiliate transactions during the reporting period, other than the provision of tariffed utility services. The utility must also report the guarantee of any debt obligation of an affiliate and any employee transfer to an affiliate. Each report must include the quarterly and annual financial statements of the holding company, including consolidating work papers of the holding company and its subsidiaries, and must disclose the utility's proportionate share of the holding company's (1) total assets, (2) total operating revenues, (3) operating and maintenance expenses, and (4) number of employees.

         The foregoing provisions of State law and the comprehensive regulatory oversight by the CPUC provide sufficient safeguards to assure that the contemplated reorganization will not be detrimental to the public interest or the interests of investors or consumers. As noted above, the reorganization itself will not proceed unless expressly permitted by the CPUC. Furthermore, once the reorganization is accomplished, the CPUC will regulate the activities of Regulated Sub within the holding company system in a comprehensive fashion.

IV.      REQUEST FOR RELIEF

         For the reasons stated above, the Company requests an order granting NEWCO an exemption under section 3(a)(1) of the Act, pursuant to which NEWCO and each of its subsidiaries will be exempt from all provisions of the Act, except section 9(a)(2).

ITEM 2.  FEES, COMMISSIONS, AND EXPENSES

         As explained above, the Company is seeking an order granting exemption under section 3(a)(1) of the Act in connection with a corporate reorganization. The reorganization itself does not require the approval of the Commission, because NEWCO will acquire only one subsidiary that is a public-utility company. Therefore, Item 2 is inapplicable to this filing.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         The applicable statutory provision is section 3(a)(1). The public-utility company of which NEWCO will become an affiliate will be Regulated Sub. Regulated Sub will engage in the water and electric utility businesses currently conducted by SCWC.

ITEM 4.  REGULATORY APPROVAL

         As discussed under Item 1 above, the reorganization will require the approval of the CPUC.





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ITEM 5.  PROCEDURE

         SCWC requests action on this application within 40 days of this filing. SCWC does not anticipate that a recommendation from a hearing officer or the Division of Corporate Regulation will be necessary. SCWC does not believe that there should be a 30 day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENT

         The exhibits to this application are:

Exhibit A:       Excerpts from the California Public Utilities Code

Exhibit B:       California Public Utilities Commission Rules Governing the
                 Reporting of Transactions by Electric, Gas, and Telephone
                 Utilities with Their Affiliates

         This application does not require Commission action under section 6, 7, 9, 10, or 12 of the Act, because SCWC is not seeking approval of a transaction. Therefore, there are no financial statements included with this application.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         This application is not being filed under section 6, 7, 9, 10, or 12 of the Act. Accordingly, this item does not apply.

                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                        SOUTHERN CALIFORNIA WATER COMPANY

Date:  March 6, 1997                    By:   /s/     McClellan Harris III

                                            McClellan Harris III
                                            Vice President and Treasurer





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            Filings Under the Public Utility Holding Company Act of
                            1935, as amended ("Act")

                       SECURITIES AND EXCHANGE COMMISSION

                             Release No. 35-
                                            -------

                                 March   , 1997
                                       --

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________ ___, 1997, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


Southern California Water Company (__-_____ )

         On March 6, 1997, Southern California Water Company ("SCWC"), 630 East Foothill Boulevard, San Dimas, California 91773, an electric utility company not currently subject to the Act, filed an application-declaration under section 3(a)(1) on behalf of its future holding company ("NEWCO"). SCWC requests an order granting NEWCO and each of its subsidiaries an exemption from all provisions of the Act, except Section 9(a)(2) thereof.

         SCWC is a California company that is engaged in providing both water utility service and electric utility service to customers exclusively within California. SCWC provides water service to approximately 241,000 customers in 75 communities and electric service to approximately 20,500 customers in one community. SCWC has one subsidiary, California Cities Water Company, a California corporation that engages in certain unregulated businesses.

         SCWC is planning to reorganize into a holding company structure in order to facilitate its plans for further growth into unregulated businesses that will take advantage of the knowledge and skill that SCWC's employees have developed operating its water systems. NEWCO will have only one subsidiary that will be a public-utility company under the Act; that company will engage in the water utility and electric utility business currently conducted by SCWC. The reorganization is subject to the approval of the California Public Utilities Commission.

         SCWC asserts that, following consummation of the restructuring, NEWCO will be a public-utility holding company entitled to an exemption under section 3(a)(1) of the Act, because NEWCO and its sole public-utility company subsidiary will be predominantly intrastate in character and will carry on their public utility business substantially within the State of California.

                                                                       EXHIBIT A

               EXCERPTS FROM THE CALIFORNIA PUBLIC UTILITIES CODE

SECTION 314.

(a) The commission, each commissioner, and each officer and person employed by the commission may, at any time, inspect the accounts, books, papers, and documents of any public utility. The commission, each commissioner, and any officer of the commission or any employee authorized to administer oaths may examine under oath any officer, agent, or employee of a public utility in relation to its business and affairs. Any person, other than a commissioner or an officer of the commission, demanding to make any inspection shall produce, under the hand and seal of the commission, authorization to make the inspection. A written record of the testimony or statement so given under oath shall be made and filed with the commission.

(b) Subdivision (a) also applies to inspections of the accounts, books, papers, and documents of any business which is a subsidiary or affiliate of, or a corporation which holds a controlling interest in, an electrical, gas, or telephone corporation with respect to any transaction between the electrical, gas, or telephone corporation and the subsidiary, affiliate, or holding corporation on any matter that might adversely affect the interests of the ratepayers of the electrical, gas, or telephone corporation.


SECTION 587.

Every electrical, gas, and telephone corporation shall annually prepare and submit to the commission a report describing all significant transactions, as specified by the commission, between the corporation and every subsidiary or affiliate of, or corporation holding a controlling interest in, the electrical, gas, or telephone corporation. The report shall identify the nature of the transactions and the terms and conditions applying to them, including, but not limited to, the basis upon which cost allocations and transfer pricing were established for the transactions.

SECTION 797.

The commission shall periodically audit all significant transactions, as specified by the commission, between an electrical, gas, or telephone corporation and every subsidiary or affiliate of, or corporation holding a controlling interest in, that electrical, gas, or telephone corporation. The commission may, in this connection, utilize the services of an independent auditor, who shall be selected and supervised by the commission. Nothing in this section prohibits the commission from auditing any transaction between an electrical, gas, or telephone corporation and any subsidiary or affiliate of, or corporation holding a controlling interest in, the electrical, gas, or telephone corporation, as otherwise permitted or required by law.


SECTION 854.

(a) No person or corporation, whether or not organized under the laws of this state, shall merge, acquire, or control either directly or indirectly any public utility organized and doing business in this state without first securing authorization to do so from the commission. The commission may establish by order or rule the definitions of what constitute merger, acquisition, or control activities which are subject to this section. Any merger, acquisition, or control without that prior authorization shall be void and of no effect. No public utility organized and doing business under the laws of this state, and no subsidiary or affiliate of, or corporation holding a controlling interest in a public utility, shall aid or abet any violation of this section.

(b) Before authorizing the merger, acquisition, or control of any electric, gas, or telephone utility organized and doing business in this state, where any of the utilities that are parties to the proposed transaction has gross annual California revenues exceeding five hundred million dollars ($500,000,000), the commission shall find that the proposal does all of the following:

         (1) Provides short-term and long-term economic benefits to ratepayers.

         (2) Equitably allocates, where the commission has ratemaking authority, the total short-term and long-term forecasted economic benefits, as determined by the commission, of the proposed merger, acquisition, or control, between shareholders and ratepayers. Ratepayers shall receive not less than 50 percent of those benefits.

         (3) Not adversely affect competition. In making this finding, the commission shall request an advisory opinion from the Attorney General regarding whether competition will be adversely affected and what mitigation measures could be adopted to avoid this result.

(c) Before authorizing the merger, acquisition, or control of any electric, gas, or telephone utility organized and doing business in this state, where any of the entities that are parties to the proposed transaction has gross annual California revenues exceeding five hundred million dollars ($500,000,000), the commission shall consider each of the criteria listed in paragraphs (1) to (8), inclusive, and find, on balance, that the merger, acquisition, or control proposal is in the public interest.

         (1) Maintain or improve the financial condition of the resulting public utility doing business in the state.

         (2) Maintain or improve the quality of service to public utility ratepayers in the state.

         (3) Maintain or improve the quality of management of the resulting public utility doing business in the state.

         (4) Be fair and reasonable to affected public utility employees, including both union and nonunion employees.

         (5) Be fair and reasonable to the majority of all affected public utility shareholders.

         (6) Be beneficial on an overall basis to state and local economies, and to the communities in the area served by the resulting public utility.

         (7) Preserve the jurisdiction of the commission and the capacity of the commission to effectively regulate and audit public utility operations in the state.

         (8) Provide mitigation measures to prevent significant adverse consequences which may result.

(d) When reviewing a merger, acquisition, or control proposal, the commission shall consider reasonable options to the proposal recommended by other parties, including no new merger, acquisition, or control, to determine whether comparable short-term and long-term economic savings can be achieved through other means while avoiding the possible adverse consequences of the proposal.

(e) The person or corporation seeking acquisition or control of a public utility organized and doing business in this state shall have, before the commission, the burden of proving by a preponderance of the evidence that the requirements of subdivisions (b) and (c) are met.

(f) In determining whether an acquiring utility has gross annual revenues exceeding the amount specified in subdivisions (b) and (c), the revenues of that utility's affiliates shall not be considered unless the affiliate was utilized for the purpose of effecting the merger, acquisition, or control.

(g) Paragraphs (1) and (2) of subdivision (b) shall not apply to the formation of a holding company.

(h) For purposes of paragraphs (1) and (2) of subdivision (b), the legislature does not intend to include acquisitions or changes in control that are mandated by either the commission or the Legislature as a result of, or in response to any electric industry restructuring. However, the value of an acquisition or change in control may be used by the commission in determining the costs or benefits attributable to any electric industry restructuring and for allocating those costs or benefits for collection in rates.

                                                                       EXHIBIT B

           THE PUBLIC UTILITIES COMMISSION OF THE STATE OF CALIFORNIA

           REPORTING REQUIREMENTS FOR UTILITY-AFFILIATE TRANSACTIONS

        RULES GOVERNING THE REPORTING OF TRANSACTIONS BY ELECTRIC, GAS,
             AND TELEPHONE UTILITIES WITH THEIR AFFILIATED ENTITIES

    Adopted August 11, 1992 Effective August 11, 1992.  Amended February 9,
                              1993.   R.92-08-008.

        (As downloaded from 1993 Cal. PUC LEXIS 80, beginning at *28.)

 I.  GENERAL

   A.  INTENT

   The purpose of these reporting requirements is to enable the Commission to monitor, track, and audit transactions between electrical, gas, and telephone corporations on the one hand and every subsidiary or affiliate of, or corporation holding a controlling interest in, the electrical, gas or telephone corporation on the other. This order also serves to meet the statutory requirements of Public Utilities Code Sections 587 and 797.

   B.  APPLICABILITY

   This Order applies to all electric, gas, and telephone corporations.

   Each corporation subject to this order will hereinafter be referred to either as a "utility" or as a specific type of utility (e.g. "electric utility", "gas utility", "telephone utility") as appropriate.

   C.  REQUIREMENTS

   Each utility that has any affiliated entities (as  [*29]   defined in
Section I-G) must annually file a report with the Commission entitled "Annual Report on Significant Utility-Affiliate Transactions" (hereinafter referred to as the annual report).

   Each utility that does not have any affiliated entities is not required to file an annual report but must file an annual statement to the Commission stating that the utility has no affiliated entities (hereinafter referred to as the annual statement).

The annual statement must meet the requirements of Sections I-D, I-E, and I-F with regards to reporting period covered, schedule for filing, and verification.

   The annual report for each utility that is any one of the following:

   * an electric utility;

   * a gas utility;

   * a telephone utility which is a Local Exchange Carrier (LEC);

   * a telephone utility which is a dominant Inter-Exchange Carrier (IEC) as determined by Decision (D.) 84-06-11;

   * a telephone utility offering facilities-based cellular telecommunications services;

shall contain the material required in Sections II A through G of this order as well as any supporting material and/or documents also required under those
sections. These utilities are classified as "dominant utilities."   [*30]

   The annual report for each utility that is any one of the following:

   * a telephone utility which is a Non-Dominant Inter-Exchange Carrier (NDIEC) as determined by D.84-06-11;

   * a telephone utility that resells cellular telecommunications services;
and,

   * a telephone utility that is a radiotelephone corporation;

shall consist of accurately completing, preparing, and filing the material required in Sections II-A of this order as well as any supporting material and/or documents also required under that section. These utilities are classified as "competitive utilities."

Any material that is required that a utility is unable to provide must be reasonably described and the reasons the data cannot be obtained, as well as the efforts expanded to obtain the information, must be set forth in the utility's annual report and verified in accordance with Section I-F.

Any controlling corporation or utility which controls more than one utility subject to the above reporting requirements may file a single consolidated report for the utilities covering all of the information required of each of the utilities in Section II-A, and Section II-B Items #2 and #3. The remaining information [*31] required of each utility must be filed separately by each utility. The consolidated report must be verified by the appropriate corporate officers of each utility for which the report is being filed in accordance with
Section I-F.

         D.  TIME PERIOD TO BE COVERED IN THE ANNUAL REPORT

         Each annual report or annual statement filed by a utility shall cover the period of one calendar year (January 1 to December 31).

         Each utility must file an annual report or annual statement for calendar year 1989 and every calendar year thereafter, according to the schedule contained in Section I-E.

         E.  TIME, PLACE, AND MANNER OF FILING

         Each utility must file its annual report or annual statement for calendar years 1989, 1990, and 1991 by January 29, 1993 if it is an electric or gas utility and by March 1, 1993 if it is a telephone utility.

         Each utility must file its annual report or annual statement for calendar year 1992, and every year thereafter, on the 1st of May in the calendar year following the period covered in the annual report or annual statement.

         Each utility shall file an original, two hard copies, and one electronic copy of either its annual report or annual statement with the Finance [*32] Branch, Commission Advisory and Compliance Division (CACD). The electronic copy must be submitted in a form compatible with Commission software and computer capabilities.

         F.  VERIFICATION

         Each annual report must be signed by a corporate officer of the utility stating under penalty of perjury under the laws of the State of California (CCP 2015.5) that the annual report is complete and accurate with no material omissions.

         Each annual statement filed with the Commission by a utility stating that is has no affiliated entities also must be signed by a corporate officer of the utility stating under penalty of perjury under the laws of the State of California (CCP 2015.5) that the statement is accurate and contains no material omissions.

         G.  DEFINITIONS

         Unless the context otherwise requires, the following definitions govern the construction of this Order:

         Definitions Applicable to Corporate Structure and Organization

         (a) "Company" means any corporation or person as defined in Public Utilities Code Sections 204-206, including but not limited to joint ventures, limited partnerships, and strategic alliances.

         (b) "Affiliated Entity" means any "Controlling Corporation", "Subsidiary" [*33] (other than a "Regulated Subsidiary") or "Affiliate" as defined below.

         (c) "Controlling Corporation" means any company which holds a controlling interest in a utility. A controlling interest is defined as directly or indirectly owning, controlling, or holding the power to vote 10 per cent or more of the outstanding voting securities of a utility.

         (d) "Subsidiary" means any company 10 per cent or more of the outstanding securities of which are directly or indirectly owned, controlled, or held with power to vote, by either a utility or a controlling corporation.

         (e) "Affiliate" means any company 5 per cent or more of whose outstanding securities are owned, controlled, or held with power to vote, directly or indirectly either by a utility or any of its subsidiaries, or by that utility's controlling corporation and/or any of its subsidiaries as well as any company in which the utility, its controlling corporation, or any of the utility's affiliates exert substantial control over the operation of the company and/or indirectly have substantial financial interests in the company exercised through means other than ownership.

         (f) "Securities" means any note, draft, stock, treasury stock, [*34] bond, debenture, certificate of interest or participation in any profit-sharing agreement, any collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, receiver's or trustee's certificate, or in general any instrument commonly known as a security.

         (g) "Regulated Subsidiary" means any subsidiary of a utility the revenues and expenses of which are subject to regulation by the Commission and are included by the Commission in establishing rates for the utility. For purposes of this rulemaking only, the Yellow Pages subsidiary of any telephone company which is a local exchange carrier (LEC) is a regulated subsidiary if its net revenues are imputed by the Commission in setting the rates of the LEC.

Definitions Applicable to the Reporting of Transactions

         (h) "Allocated Cost" means the cost to provide a good and/or service that is calculated by first determining the total cost to provide a good or service, and then assigning to either the affiliated entity (or the utility) a portion of the total costs based upon the affiliated entity's (or the utility's) proportional [*35] share of the good or service provided.
Allocated cost should be determined according to the procedures outlined by each utility in Section II-B of this report and should include applicable overhead and direct use of utility assets.

         (i) "Fair Market Value" means the price offered by a willing purchaser in an arms-length transaction.

         (j) "Intangible Asset" means any asset having no physical existence, its value being set by the rights and anticipatory benefits that possession confers upon the owner. This includes intellectual property, licenses, franchises, marketable emission permits and emission offsets, etc.

         (k) "Intellectual Property" means any proprietary market data, customer lists, marketing or feasibility studies, leads and prospects for future business opportunities, patents, trade secrets, copyrights, or other marketable technologies.

         (l) "Tariffed Service" means any provision of electric, gas, or telephone service the price, terms, and conditions of which are set by tariffs established by the Commission and which are available to all customers meeting the requirements contained in the tariff.

         (m) "Transaction" means the provision of any good, property, service, privilege, [*36] or act between any two parties for which compensation normally would be provided if each party was independent of the other and acting in its best financial interest.

         (n) "Transfer Price" means the price that the utility recorded in its accounting records as either 1) having paid an affiliated entity for the provision of any good, property, service, privilege, or act or 2) received from an affiliated entity for providing the affiliated entity with any good, property, service, privilege, or act. If no payment was either received or made, then the transfer price is zero ($ 0).

         H.  APPLICABILITY TO REGULATED SUBSIDIARIES

A regulated subsidiary is considered part of the utility, and therefore any transactions between a regulated subsidiary and an affiliated entity are considered the same as a transaction between the utility and an affiliated entity and must be reported accordingly.

II.  REPORTING REQUIREMENTS

         A.  ORGANIZATIONAL STRUCTURE

1. Each utility shall list and provide the following information for each affiliated entity and regulated subsidiary that the utility had during the period covered by the annual report:

    * Name;

    * Form of organization (e.g. corporation, [*37] partnership, joint venture, strategic alliance, etc.);

    * Brief description of business activities engaged in;

    * Relationship to the utility (e.g. controlling corporation, subsidiary, regulated subsidiary, affiliate);

    * Ownership by the utility (including type and percent ownership);

    * Voting rights held by the utility and percent

    * Corporate officers;

    * Any other company besides the utility that owns 5% or more of the affiliated entity (unless legally precluded from providing the information);

2. The utility shall prepare and submit a corporate organizational chart showing any and all corporate relationships between the utility and its affiliated entities and regulated subsidiaries listed in #1 above. The chart should have the controlling corporation (if any) at the top of the chart; the utility and any subsidiaries and/or affiliates of the controlling corporation in the middle levels of the chart and all secondary subsidiaries and affiliates (e.g. a subsidiary that in turn is owned by another subsidiary or and/or affiliate) in the lower levels. Any regulated subsidiary should be clearly noted.

3. For a competitive utility that has individuals who are classified as [*38] "controlling corporations" of the competitive utility, the utility must only report under the requirements of #1 and #2 above any affiliated entity that either 1) is a public utility or 2) transacts any business with the utility filing the annual report excluding the provision of tariffed services.

    B.  PROCEDURAL AND ACCOUNTING SAFEGUARDS

1. Each utility shall submit to the Commission a description of the procedures and controls in effect during the period covered by the annual report, as well as copies of any guidelines and/or policies in effect during the period covered by the annual report that relate to any transaction between a utility and any of its affiliated entities and that are used to:

    * Ensure that all transactions between a utility and its affiliated entities are recorded in the accounting systems of the utility (except for employee transfers);

    * Calculate the "transfer price" for transactions with affiliated entities;

    * Ensure that the utility and its affiliated entities maintain subsidiary ledgers for recording all inter-company transactions;

    * Reconcile subsidiary ledgers with the utility's books;

    * Ensure that recordkeeping practices are sufficient to allow [*39] and facilitate full reporting and documentation by the Commission of all transactions between the utility and its affiliated entities.

    * Ensure that the affiliated entities make timely reimbursement to the utility for any outstanding balances due;

    * Calculate and determine the cost allocations used to apportion the cost of providing any good or service between the utility and its affiliated entities;

    * Calculate the overhead costs associated with the provision of any good or service;

    * Calculate the facilities cost and use of utility assets associated with the provision of any good or service;

    * Calculate the fair market value of any good, service, or asset;

    * Approve any request for goods or services requested from the utility by an affiliated entity (this description should include the corporate officers who must approve the request)

    * Approve any request for goods or services requested by the utility from an affiliated entity (this description should include the corporate officers who must approve the request).

2. Each utility shall submit, in tabular form, a list of all contracts (including written agreements if not otherwise listed under #1 above) between the utility [*40] and its affiliated entities that were either signed or in effect during the period covered by the annual report and that involve the provision of greater than $ 5,000 in goods and/or services. Contracts covering the provision of tariffed utility services shall not be reported if offered at tariffed rates or pursuant to a contract filed with the Commission. This list shall include the following;

    * Parties to the contract;

    * Corporate officers of both the utility and the affiliated entity that signed the contract;

    * Date the contract became effective;

    * Brief description of the substantive terms and conditions of the contract;

    * Approximate value of the goods, services, or assets provided under the contract;

    * Location of the contract; and,

    * Any material or subsequent modifications to the contract, including any waivers (written or otherwise) to the contract, as well as a brief description of the reasons for the modifications and/or waiver.

3. Any verbal agreement between a utility and any of its affiliated entities that involves or will ultimately involve the expenditure by the utility of any amount over $ 100,000 should be reported, to the extent possible, under #2
above.   [*41]

4. Each utility shall annually provide a list of all internal audits conducted regarding transactions between the utility and any of its affiliated entities, including in its list the following;

    * Dates the audit was conducted;

    * Date of final audit report;

    * Purpose of audit; and,

    * Summary of audit findings and recommendations.

    C.  UTILITY PROVISION OF GOODS AND SERVICES TO ITS AFFILIATED ENTITIES

1. Using the format of Table II-C-1, each utility shall report any goods and/or services that the utility provided to any of its affiliated entities during the period covered by the annual report. All goods and/or services shall be reported regardless of whether or not the utility was reimbursed.

2. For purposes of this section, and section II-D, "Goods" are defined as any tangible item having economic value. Examples of "goods" include office supplies, office computers, and personal automobiles. No item shall qualify as a good if it has:

    (a) a depreciable life, for federal tax purposes, of more than 3-years, except for cars, personal computers, and office machinery n17, and

[n17 See Section 1240, "Classes of Depreciable Property", 1992 U.S. Master Tax Guide (Commerce Clearing House) discussing Internal Revenue Code sections 1245 and 1250.] [*42]

    (b) a value of greater than $ 20,000.

    The transfer of any item of tangible property described in (a) or (b) above shall be reported under Section E ("Transfer of Tangible Asset").

3. For purposes of this section, "Services" include any activity of economic value provided by the utility, or a company under contract to the utility, to any affiliated entity. Examples of "services" include, but are not limited to the provision of professional expertise (e.g. legal, consulting, engineering), administrative support (e.g. data and payroll processing, arranging travel, transportation services, etc.) and general corporate management and support activities (e.g. time spent by corporate executives and employees on affiliated entity issues, investor relations, shareholder services, etc.).

4. The cost of each good and/or service that the utility provided to any of its affiliated entities shall be assigned to an appropriate USOA Account of the utility.

5. Using the format shown, each utility shall create a table (entitled Table II-C-1), containing;

    * A set of columns by listing horizontally across the top each affiliated entity of the utility, excluding, however, any affiliated [*43] entities to which the utility provided no goods and/or services during the calendar year.

    * A set of rows by listing vertically down the left side of Table
II-C-1 each USOA account (listed in ascending order) for which the utility had incurred a cost (whether or not reimbursed) for providing any good or service to an affiliated entity.

    * The middle portions of Table II-C-1, corresponding to each horizontal column and vertical row, will be called cells.

6. For each cell in Table II-C-1, the utility shall aggregate all transactions for goods and/or services it provided to each affiliated entity under;

    1) The appropriate column heading for that affiliated entity; and,

    2) The row corresponding to the appropriate USOA account category.

7. The following information shall be reported in the corresponding cells of Table II-C-1;

    * The total transfer price assigned to this USOA account for any goods or services provided by the utility to the affiliated entity;

    * The allocated cost, if different from the transfer price, for any goods or services provided by the utility to the affiliated entity;

    * Allocated costs as a percentage of total recorded costs for the USOA account;

    * [*44] The ratio for each USOA account of the actual total recorded expenses versus total expenses authorized in the utility's most recent General Rate Case (expressed as a percentage)

8. At the end of each row, briefly list the applicable cost allocation methodology and transfer pricing method used to determine the corresponding dollar volumes listed under #7 above.

9. In addition to the information requested in Table II-C-1, each utility shall provide, as a separate document, a brief narrative description for any affiliated entity that had over $ 10,000 of transfer price recorded in any USOA account. This narrative description will describe in greater detail the types of goods and services provided, as well as the methodologies used to calculate their transfer price and allocated cost.

10. Electric and gas utilities are not required to report in Table II-C-1 any tariffed utility services provided to their affiliated entities.

11. Telephone utilities shall not report in Table II-C-1 any tariffed services (including roamer services) provided to any of their affiliated entities. Instead, each telephone utility shall separately list for each affiliated entity the following [*45] information;

    * All special contracts under which utility services were bought;

    * The dollar amount and volume of services bought under each special contract;

    * The dollar amount of services bought under each special contract as a percentage of the total dollar amount of services provided by the utility to all customers receiving service under the special contract.

Telephone utilities shall also report the following:

    * Any tariffed rate schedule or option, 10% or more of the revenues from which are attributable to a utility's affiliated entities.

    D.  AFFILIATED ENTITIES PROVISION OF GOODS AND SERVICES TO THE UTILITY

1. Section C required each utility to report goods and/or services that it provided to its affiliated entities. This section (Section D), requires the reporting of all goods and/or services that the affiliated entities provided to the utility.

2. Each utility shall report any goods and/or services that were provided to it by any of its affiliated entities during the period covered by the annual report. All goods and/or services shall be reported regardless of whether or not the affiliated entity was reimbursed.

3. For purposes of this section, "Goods" [*46] has the same meaning as used in Section C above.

4. For purposes of this section, "Services" includes any activity of economic value provided by the affiliated entity, or any company under contract to the affiliated entity, to the utility. The examples of the types of services listed in #3 of Section II-C above are applicable to this section as well. Purchases of natural gas or electric energy from any affiliated entity should be reported in this section.

5. The cost of each good and/or service that the affiliated entity provided to the utility shall be assigned by the utility to an appropriate USOA Account of the utility.

6. Using the format shown, each utility shall create a table (entitled Table II-D-1), containing;

    * A set of columns by listing horizontally across the top of Table
II-C-1 each affiliated entity listed in Table II-A-1, excluding, however, any affiliated entities which provided no goods and/or services to the utility during the calendar year.

    * A set of rows by listing vertically down the left side of Table II-C-1 each USOA account (listed in ascending order) for which the utility had incurred a cost for goods and/or services provided by the affiliated [*47] entity.

    * The middle portions of Table II-C-1, corresponding to each horizontal column and vertical row, will be called cells.

7. For each cell in Table II-C-1, the utility shall aggregate all transactions for goods and/or services it provided to each affiliated entity under;

    1) The appropriate column heading for that affiliated entity; and,

    2) The row corresponding to the appropriate USOA account category.

8. The following information shall be reported in the corresponding cells of Table II-C-1;

    * The total transfer price assigned to this USOA account for any goods or services provided by the affiliated entity to the utility;

    * The allocated cost, if different from the transfer price, as calculated by the affiliated entity as the cost for any goods or services provided to the utility;

    * The fair market value of the goods and service provided, if determined;

    * Allocated costs as a percentage of total recorded costs for the USOA account;

9. At the end of each row, each utility shall briefly list the applicable methodology used to determine allocated cost and transfer price as well as any calculations and reviews utilized to determine fair market value.

10. In [*48] addition to the information requested in Table II-C-1, each utility shall provide, as a separate document, a brief narrative description for any USOA account that had recorded over $ 10,000 in goods and services provided by an affiliated entity. This narrative description will describe in greater detail the types of goods and services provided, as well as the methodologies used to calculate their transfer price and a summary of all methodologies and calculations used to determine fair market value.

11. For any USOA account classification containing greater than $ 25,000 in reported transactions, the utility shall provide as an addendum to Table II-D-1 any comparisons performed by the utility of the cost of goods or services provided by the affiliated entities with other providers not affiliated with the utility.

    E.  TRANSFERS OF TANGIBLE ASSETS

1. The utility shall report the sale or transfer of any tangible asset (including personal property and real property such as land). This includes sales from the utility to an affiliated entity or vice-versa. The sale or transfer of goods already reported in sections II-C and II-D need not be reported again here.

2. The requirements [*49] of this section apply to the transfer of any tangible asset of the utility regardless of whether or not considered by the utility to be necessary or useful in the performance of its public utility obligations.

3. For each tangible asset transferred from the utility to an affiliated entity (or vice-versa), the utility shall provide the following information;

    * Affiliated entities involved in the transfer;

    * Description of the asset;

    * Price at which the asset was originally purchased;

    * Price and terms at which the asset was sold or transferred;

    * Methods used to determine the selling price of the asset;

    * Copies of all appraisals done to determine the fair market value of the asset upon sale;

    * Results of any competitive bidding or competing offers to purchase the asset;

4. If the tangible asset is being transferred from the utility to an affiliated entity, the utility shall also submit the following information in addition to that required above;

    * The length of time the utility has held the asset;

    * Utility account in which the asset was held;

    * Amount of time, if any, the asset was held in "Plant Held for Future Use"; and,

    * Value at which the asset was carried  [*50]   on the utility's books.

5. If the tangible asset being transferred is land and/or real property, the utility, in addition to the above requirements, shall also provide the following;

    * Amount of time, the affiliated entity had either expressed interest in acquiring the property or had conducted feasibility/marketing studies on the property's use; and,

    * Other properties located within the area that are owned or leased, or under option to any affiliated entity.

6. Any cumulative transfer of employees, utility assets (including goods) and property, etc. that collectively results in a transfer of an independent business entity from the utility to an affiliated entity shall be reported in this section. For each such cumulative transfer, the utility shall include in its annual report any valuations of the new business entity. This shall include any valuations done using as the value of the transfer the market value of the independent entity as a stand-alone company as well as any valuations using commonly utilized valuation methods such as price-earning multiples, comparable sale evaluations, discounted cash-flow analyses, etc.

7. For purposes of section II-E, the lease [*51] of any tangible asset is considered a transfer and is subject to the reporting requirements of #3-5 above.

    F.  TRANSFERS OF INTANGIBLE AND INTELLECTUAL PROPERTY

1. For all intangible assets transferred from the utility to any of its affiliated entities, the utility shall provide the following information;

    * Affiliated entities involved in the transaction;

    * Description of the asset, including patent/copyright numbers if applicable;

    * The price at which the asset was originally acquired, if purchased; or,

    * The estimated cost of development if the asset was developed by the utility;

    * The price and terms at which the asset was sold or transferred to the affiliated entity;

    * The estimated fair market value, if determined, of the intangible asset to be transferred; and,

    * Methods used to determine the selling price.

2. Software purchased from third-parties and transferred between the utility and its affiliated entity should be reported under Sections II-C and II-D (Transfer of Goods and/or Services) of the annual report as long as the software has a purchase price of under $ 20,000.

3. An affiliated entity which has access to any intangible assets or intellectual [*52] property of the utility such as marketing data, data bases, customer lists, marketing or feasibility studies, leads and prospects for future business opportunities, trade secrets, etc. must meet the reporting requirement of #1 above.

4. All transfers of intangible assets from the utility to an affiliated entity must be reported in #1 above even if the utility received no compensation for the transfer.

    G.  FINANCIAL TRANSACTIONS

1. The utility shall report the guarantee of all notes, debentures, debt obligations, or other securities of any affiliated entity and also shall cite the applicable Commission decision, if any, authorizing the guarantee.

2. The requirements of #1 above will apply as well to any guarantee of under 12 months in length not requiring Commission approval as well as any cash infusion agreements through both loans and/or equity investments.

3. The transfer of funds for investment between the utility and its affiliated entities under a cash management system are not required to be reported, except as noted in #4 below. However, any costs of bookkeeping, management fees, etc. associated with transfers of these funds shall be reported under Sections [*53] II-C and/or II-D as appropriate.

4. Each utility shall report the length of time and the dollar amount that a negative cash balance has existed in the intercompany accounts of any affiliated entity during the period to be reported

5. Each utility shall specify the procedures used to allocate tax liabilities and responsibilities between the utility and its regulated subsidiaries and affiliated entities.

6. Each utility shall specify the procedures used to internally transfer funds between the utility and its affiliated entities to reimburse the utility for services provided to the affiliated entities. These procedures shall include the number of days that elapse between when a bill is presented to the affiliated entity for payment and when the funds are actually transferred to the utility. The procedures shall also include the applicable carrying charges and interest rates, if any, that are applied to outstanding balances owed to the utility by an affiliated entity.

7.  Each utility will submit to the Commission the following information:

    a. The quarterly and annual financial statements of the utility's controlling corporation, including consolidating workpapers [*54] of the controlling corporation and its subsidiaries (both regulated and unregulated);

    b. The balance sheets and income statements of the non-consolidated subsidiaries of the controlling corporation (unless legally precluded from providing them);

    c. All periodic reports filed by the controlling corporation with the Securities and Exchange Commission; and

    d. An annual report of the utility's proportionate share of the controlling corporation's i) total assets; ii) total operating revenues; iii) operating and maintenance expense; and iv) number of employees.

    If a utility does not have a controlling corporation but instead carries out non-regulated activities through other subsidiaries or affiliates of the utility, then that utility shall be considered as the controlling corporation for complying with the requirements of #7.

    H.  TRANSFER OF EMPLOYEES

1. The utility shall report any employee who transferred from the utility to any of its affiliated entities during the period covered by the annual report. For calendar years 1989 through 1992 the utility must only report utility employees who commenced employment for an affiliated entity within six months
after leaving the utility.   [*55]

2. The utility shall provide, in tabular form, the following information on all non-clerical employees who retire, resign, transfer, are reassigned, or otherwise leaves the utility and subsequently commence employment in any capacity (including intermittent, part-time or consulting) with any of the utility's affiliated entities;

    * Last title and position held at the utility;

    * Last division assigned to within the utility;

    * Final salary with the utility;

    * Years employed by the utility;

    * Affiliated entity at which the employee has commenced employment;

    * Job classification and title at the affiliated entity;

    * Whether the employee's expected tenure at the affiliate entity is permanent (six months or longer) or temporary;

    * Any pension, benefit, or reinstatement rights that the employee may retain with the utility; and,

    * A brief description of the level and extent of utility efforts to recruit new employees assigned to the same position within the utility

3. To protect the confidentiality of employees, the utility is not required to list names but shall assign either a letter (e.g. A,B,C etc.) or number (e.g. 1,2,3) to each employee subject to the reporting requirements [*56] of #2 above.

4. If a Commission decision requires the utility to collect a "fee" for any employee transferred to an affiliated entity, the utility shall report the amount of the fee collected for each employee.

III.  AUDITING COMPLIANCE

1. Commission staff may investigate and audit all transactions between the utility and its affiliated entities and between affiliated entities necessary to ensure compliance with these reporting requirements and PU Code Section 587.

2. Commission staff shall be provided with all information, including but not limited to records, accounts, corporate books, timesheets, contracts, workpapers, computer programs, etc. used to create the annual reports.

3. If requested by Commission staff, each utility shall provide the above information within 15 working days following receipt of a written request from Commission staff.

4. In carrying out its review of the above items, the Commission may utilize the services of independent agents not employed by the Commission but retained by the Commission under contract. The independent agents retained by the Commission shall have the same rights and privileges as Commission staff.

5. Further, [*57] Commission staff or the Commission's agent may investigate and audit any transaction of the utility and its affiliated entities either in the course of its general responsibilities for regulatory oversight or in connection with formal dockets, and are not restricted in the timing and scope of such investigations because of the utilities' requirements to file annual reports under this Order.